UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                    [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q

For Period Ended: June 30, 1996.........................SEC FILE NUMBER 0-19069
                                                         CUSIP NUMBER 00207B205
[X] Transition  Report  on Form  10-K
[ ] Transition  Report  on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended: June 30, 1996


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-KSB

Part I - Registrant Information

Full Name of Registrant            ATC II, Inc.

         Former Name if Applicable          N/A

         Address of Principal Executive Office:
                  268 West 400 South
                  Suite 300
                  Salt Lake City, Utah  84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               [X] (b) The subject annual report, semiannual report, transition report on From 10-K, Form 2-F, 11-F, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         On August 20, 1996, Jack Hartgrove, the Company's chief financial officer, secretary and director, resigned from his respective positions as officer and director. On the same day, James Thompson resigned as the Company's director. At the time of their respective resignations, Mr. Hartgrove and Mr. Thompson were the Company's only incumbent directors. Just prior to their resignations, Hartgrove and Thompson appointed Dr. Gerald Curtis as the Company's president and director. This change of control in the Company's management has also resulted in a relocation of the Company's principle executive offices from Knoxville, Tennessee to Salt Lake City, Utah. The change in management, resignation of the Company's chief financial officer, and the corporate relocation, have delayed the Company's preparation of its year end financial statements and therefore delayed the independent audit of its financial statements. For these reasons, the Company has been unable to file its 10-KSB within the prescribed time period.

Part IV - Other Information

                  (1) Name and telephone number of person to contact in regard to this notification.

                  Dr. Gerald Curtis         President       (801) 575-8073
                      (Name)                 (Title)      (Telephone Number)

                  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                  (X ) Yes  (   )  No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                  (   ) Yes  (X ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

                                    N/A


                                  ATC II, Inc.
                  (Name of Registrant as specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized


Date:    September 30, 1996                 By  /s/ Dr. Gerald Curtis
         ---------------------------           ----------------------
                                            Name: Dr. Gerald Curtis
                                            Title:    President